October 24, 1996

RE:  Decade Companies Income Properties -- A Limited Partnership

Dear Investor:

Enclosed with this letter is an offer by the Partnership to purchase your Limited Partnership Interests ("Interests") for $402 in cash per Interest. The enclosed documents consist of an Offer to Purchase, which you should read carefully, and a Letter of Acceptance.

The General Partners believe that there are both Limited Partners who desire to sell their Interests immediately for cash in order to obtain liquidity and other Limited Partners who desire to retain their Interests in order to benefit from any future profit that may be realized from continued operation and eventual sale of the Partnership's three apartment properties. The Offer is being made to accommodate the competing interests of both groups of Limited Partners.

Limited Partners who tender their shares pursuant to the Offer are in effect exchanging the certainty and liquidity of a current sale for the potentially higher return of continued ownership of their Interests, but the continued ownership of Interests also entails the risk of loss of all or a portion of the investment of the remaining Limited Partners.

In order to accept the Offer you must complete the enclosed Letter of Acceptance and return it on or before November 20, 1996 (unless the Offer is extended, in which case we will notify you in writing). The Letter of Acceptance must be signed by the person or persons in whose name the Interests are carried on the Partnership's records in exactly the same manner in which such name or names appear. For your convenience we have attached a label to page one of each Letter of Acceptance that indicates the name or names of the Limited Partner(s), the address of record, and the number of Interests owned. The Partnership intends to pay for Interests, which are tendered and accepted by the Partnership, on or before December 13, 1996 in the name or names that appear on the label and will be mailed to the address shown on the label, unless different instructions are given per the Letter of Acceptance. Please carefully review the enclosed Offer to Purchase which contains important information.

Cash distributions have been suspended for the third quarter of 1996 to set aside cash reserves to pay for the repurchase of Interests. The amount and frequency of future distributions will be affected by several factors, including cash flow from Partnership properties, cash reserves of the Partnership, number of Interests tendered and purchased pursuant to this Offer, and any financing required to fund this Offer.

Very truly yours,

Michael Sweet
Partnership Manager

MS/mt
Enclosures